Exhibit 11


		    Calculation of Earnings (Loss) Per Share

		      (in thousands except per share data)


			     Three Months Ended     Nine Months Ended
				September 30          September 30
			      1996       1995        1996       1995
			    ------     ------      ------     ------

Weighted average common      4,467      2,817       4,467      2,817
and common equivalent
shares outstanding


Net Earnings (Loss)         $ (657)    $1,200       $(926)    $1,446


Earnings (Loss) Per        $ (0.15)     $0.43      $(0.21)     $0.51
Common Share                ------     ------      ------     ------